EXHIBIT 4.1

SECOND AMENDMENT TO THE
LL&E ROYALTY TRUST
_______________________

Whereas, as of June 1, 1983, the LL&E Royalty Trust (the “Trust”) was established by and between the Louisiana Land and Exploration Company, a Maryland corporation, as trustor, First City National Bank of Houston, a national banking association organized under the laws of the United States, as trustee, and Hibernia National Bank in New Orleans, a national banking association organized under the laws of the United States, as Louisiana trustee (the “Trust Agreement”); and

Whereas, pursuant to the provisions of Section 10.02 of the Trust Agreement, the Trust Agreement may be amended by the vote at a meeting duly called and held in accordance with the provision of Article V of the Trust Agreement of the Record Date Certificate Holders (as defined in the Trust Agreement) holding Certificates (as defined in the Trust Agreement) representing a majority of the Units (as defined in the Trust Agreement), and with the written consent of the current trustee of the Trust; and

Whereas, on October 8, 2013, Roger D. Parsons, the trustee of the Trust, held a meeting of holders of Units to vote on the proposal identified as item 1 below (the “Proposal”) to amend the Trust Agreement; and

Whereas, by the vote of the Record Date Certificate Holders holding Certificates representing a majority of the Units, the Proposal was approved; and

Whereas, Roger D. Parsons, as trustee of the Trust consented in writing to the Proposal.

Now, therefore, pursuant to Section 10.02 of the Trust Agreement, said Trust Agreement is amended as set forth below and in accordance with the following:

1. Section 11.07 of the Trust Agreement is hereby amended to read in its entirety as follows:

11.07 Situs of Trust.  The situs of the Trust hereby created is Michigan, and wherever possible the laws of Texas shall control with respect to the construction, administration and validity of the Trust.  Subject to the express provisions of this Trust Agreement, the provisions of the Texas Trust Act are declared and agreed to apply to all matters involving the Trust or the Trustee or in any manner affecting the administration of the Trust.  The laws of Louisiana shall apply to the extent that they are applicable.

2. In all other respects, said Trust Agreement is hereby ratified and confirmed, and this Second Amendment shall be annexed to and made a part of said Trust Agreement to all intents and purposes.

In Witness Whereof, this Second Amendment to the Trust Agreement is executed on this 8th day of October, 2013.

Trustee:

Roger D. Parsons

State Of Michigan	§
§
County Of Oakland	§

This document was acknowledged before me on this 8th day of October, 2013, by Roger D. Parsons.

Notary Public, State of Michigan